United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
May 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
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as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

Press Release
Signature Page

Vale obtains long-term financing for project development
Rio de Janeiro, May 14, 2008 — Companhia Vale do Rio Doce (Vale) informs that it has entered into agreements with the Japan Bank for International Cooperation (JBIC) and Nippon Export and Investment Insurance (NEXI), both long-term Japanese financing agencies, for the financing of the mining, logistics and power generation projects to be developed under Vale’s investment program for 2008-2012.
JBIC actively considers providing its support by financing up to US$ 3 billion and NEXI will provide loan insurance in an amount not exceeding US$ 2 billion. Vale projects to be financed shall meet the eligibility criteria agreed by those Japanese financial institutions.
These agreements are part of a broader financing package for Vale’s capex program, which includes a committed credit facility of R$ 7.3 billion provided by Banco Nacional de Desenvolvimento Econômico e Social (BNDES), the Brazilian National Development Bank, announced on April 1, 2008. Any relevant future utilization of such funds will be disclosed.
The package, involving so far almost US$ 10 billion, is highly supportive of Vale’s growth initiatives to the extent that they contain proper conditions, in terms of costs and maturity, for the financing of our projects, enhancing their capability to generate shareholder value.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and Vale cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which Vale operates. For additional information on factors that could cause Vale’s actual results to differ from expectations reflected in forward-looking statements, please see Vale’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: May 14, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations